 Exhibit 99.1

Luxfer CEO to Retire in 2017

SALFORD, England—(BUSINESS WIRE)—Luxfer Holdings PLC (Luxfer Group, NYSE: LXFR) announced today that Brian Purves, the company’s chief executive officer for the last 15 years, has informed the board of directors of his intention to retire during the course of 2017.

At the board’s request, Mr. Purves has agreed to remain in his current role until his successor is appointed. The company is working to ensure a smooth transition, and the nominations committee of the board has appointed an external advisor to consider suitable candidates.

Mr. Purves was a member of the two-man buy-in team that led the private equity-funded purchase of certain downstream assets from British Alcan in 1996, forming a new company initially called British Aluminium. Since that date, the re-named Luxfer Group has been significantly re-shaped and put on a sound financial footing, culminating in its listing on the NYSE in October 2012.

Mr. Purves said: “Whilst I continue to relish the challenge of running such a diverse and global group of businesses, after over 20 years with the company and 15 years as CEO, I feel that the time is right to hand over the reins. The company has a bright future, with many new products in the pipeline, and I am confident that we will make a great success of them, but coming up to 40 years of continuous full-on work in manufacturing industry, I am looking forward to being able reduce the pace of life a little.”

Joseph Bonn, the non-executive chairman, said: “Brian has managed the business through some very challenging times, and he has played the major role in shaping the successful listed group that we have today. The board is grateful for his invaluable contribution to the business over the last 20 years.”

The company currently expects to provide an update on the transition plan in early 2017.

About Luxfer Group

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on March 15, 2016. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.